Exhibit 2.1b

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 2 (this “Amendment”) to the Agreement and Plan of Merger, dated as of June 16, 2014, by and among SolarCity Corporation, a Delaware corporation (“Parent”), Sunflower Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent, Sunflower Acquisition LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent, Silevo, Inc., a Delaware corporation, Richard Lim, solely in his capacity as securityholder representative (the “Securityholder Representative”), and, with respect to Article VIII, Article IX and Article X only, U.S. Bank National Association, as Escrow Agent, as amended by Amendment No. 1 dated as of September 5, 2014 (the “Merger Agreement”), is made and entered into on February 2, 2016, and effective as of December 31, 2015 by and among Parent, Silevo, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (as successor-in-interest of Silevo, Inc.) (the “Company”), and the Securityholder Representative. Capitalized terms used in this Amendment and not otherwise defined shall have the meaning given to them in the Merger Agreement.

RECITALS

A.	Section 9.3 of the Merger Agreement provides that it may be amended at any time.
B.	Parent, the Company and the Securityholder Representative desire to amend certain terms of the Merger Agreement as set forth below.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the matters set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound, Parent, the Company and the Securityholder Representative hereby agree as follows:

1.	Definitions.
1.1.	New Section 1.1(hhhhh) is hereby added to the Merger Agreement as follows:

“(hhhhh)    “Qualified Cells” has the meaning set forth on Schedule 2.16.”

2.	Earnout.
2.1.	Section 2.16(b)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(i)    If, (1) during any three month period ending on the last day of a calendar month prior to or ending January 15, 2016, the Company manufactures at least 1 megawatt of Qualified Cells from a Company or Parent (or any of their subsidiaries’) production facility located in the United States of America; and (2) during any three month period ending on the last day of a calendar month prior to or ending March 31, 2016, the Company manufactures at least 1 megawatt of Qualified Panels from a Company or Parent (or any of their subsidiaries’) production facility located in the United States of America (collectively, the “First Earnout”), then Company Stockholders, the holders of Company Warrants, the holders of Vested Company Options and, as applicable, the holders of Unvested Company Options, in each case as of immediately prior to the Effective Time will be entitled to receive an aggregate number of shares of Parent Common Stock equal to the quotient obtained by dividing (A) 33.33% of the Earnout Consideration Amount; by (B) the applicable Earnout Closing Price (such number of shares of Parent Common Stock, the “First Earnout Amount”), with (x) each Company Stockholder being entitled to receive an amount of shares of Parent Common Stock from the First Earnout Amount (rounded down to the nearest whole share of Parent Common Stock) equal to the product obtained by multiplying (1) the applicable Per Share Earnout Consideration; by (2) the number of shares of Company Common Stock held by such Company Stockholder immediately prior to the Effective Time; (y) each holder of Company Warrants being entitled to receive an amount of shares of Parent Common Stock from the First Earnout Amount (rounded down to the nearest whole share of Parent Common Stock) equal to the product obtained by multiplying (A) the Per Share Earnout Consideration; by (B) the number of shares of Company Common Stock (after giving effect to the conversion of Company Preferred Stock into Company Common Stock, if applicable) issuable upon the exercise of such Company Warrant as of immediately prior to the Effective Time; and (z) each holder of Vested Company Options and, as applicable, each holder of Unvested Company Options being entitled to receive a number of whole shares of Parent Common Stock from the First Earnout Amount (rounded down to the nearest whole share of Parent Common Stock) equal to the product of (A) the total number of shares of Company Common Stock subject to such Company Option that were issuable upon exercise of such Company Option immediately prior to the Effective Time; multiplied by (B) the Per Share Earnout Consideration.”

Amendment No. 2 to Merger Agreement

3.	Schedule 2.16. Schedule 2.16 to the Merger Agreement is hereby amended and restated in its entirety as set forth on Schedule 2.16 to this Amendment.
4.	Agreement. All references to the “Agreement” set forth in the Merger Agreement shall be deemed to be references to the Merger Agreement as amended from time-to-time, including by this Amendment.
5.

Headings. The headings set forth in this Amendment are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Amendment or any term or provision hereof.

6.

Confirmation of the Merger Agreement. Other than as expressly modified pursuant to this Amendment, all provisions of the Merger Agreement remain unmodified and in full force and effect. The provisions of Section 9.3, Section 9.4 and Article X of the Merger Agreement shall apply to this Amendment with any necessary modifications.

[Signature page follows.]

Amendment No. 2 to Merger Agreement	-2-

IN WITNESS WHEREOF, Parent, the Company and the Securityholder Representative have executed this Amendment as of the date written above.

SOLARCITY CORPORATION

By:	/s/ Peter Rive
Name:	Peter Rive
Title:	Chief Technology Officer

SILEVO, LLC

By:	/s/ Lyndon Rive
Name:	Lyndon Rive
Title:	President

RICHARD LIM,
solely in his capacity as the Securityholder Representative

By:	/s/ Richard Lim

The registrant agrees to furnish to the Securities and Exchange Commission upon request a copy of any omitted schedule or exhibit.

[Signature Page to Amendment No. 2 to Agreement and Plan of Merger]